

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2026

Rhonda Hellums
Chief Financial Officer
Silence Therapeutics plc
12 Hammersmith Road
London, W14 8TH
United Kingdom

> **Re: Silence Therapeutics plc**
> **Form 10-K fo the fiscal year ended December 31, 2024**
> **File No. 001-39487**

Dear Rhonda Hellums:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences